

August 23, 2012

<u>Via E-mail</u>
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road, Suite 500
Itasca, IL 60143

> **Re:** **Gogo Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 14, 2012**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Risks, page 6</u>

1. Please expand your disclosure to identify the risks associated with your Senior Term Facility and its likely impact on your results of operations. Your disclosure should address the variable interest rate and mandatory prepayments contemplated by the facility.

<u>"Our Senior Term Facility contains financial and operating covenants and restrictions…" page 37</u>

2. We note your statement that if you are unable to repay certain amounts, lenders could proceed against the collateral securing these obligations. Please expand your disclosure

to identify the collateral.

3. Expand your disclosure to quantify the portion of the BA segment's annual excess cash flows that may have to be dedicated to the repayment of principal and payment of interest under this facility.

Six Months Ended June 30, 2012 and 2011, page 72

4. We note your statement that average revenue per session decreased "primarily" due to the increase in sponsored sessions for this period. We also note your disclosure on page 109 that you recognize revenue from sponsored access either on a usage basis or on a campaign wide basis. Please revise your disclosure in this section to address the portion of your sponsorships that pay you on a usage basis and on a campaign wide basis. Address whether management anticipates that your average revenue per passenger will continue to be negatively affected by the number of sponsored sessions you have in future periods.

5. Clarify your disclosure to identify the portion of the increase in your connectivity rate for this period attributable to the increase in sponsored sessions.

Senior Term Facility, page 89

6. Please expand your disclosure to clarify why the mandatory prepayments are based on the leverage ratio and excess cash flow of Aircell Business Aviation Services LLC (ABAS), as opposed to the company as a whole. Clarify the manner in which you will calculate excess cash flows of ABAS and when the mandatory prepayments, if required, would be made.

Liquidity, page 91

7. We note from your disclosures on page 91 that you currently believe that cash on hand and increased cash generated from operating activities and, if necessary, additional equity or debt offerings, will be sufficient to meet your liquidity needs in the longer-term, including your anticipated international expansion. Please revise to disclose the impact that the debt covenants associated with your Senior Term Facility will have on your ability to undertake additional debt or equity financing in the future. Please refer to Release No. 33-8350, "Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," for further guidance.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at

Marguerite M. Elias
Gogo Inc.
August 23, 2012
Page 3

(202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Matthew E. Kaplan, Esq.
        Debevoise & Plimpton LLP